United States Securities and Exchange Commission
Washington, DC 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-00815
Pioneer Hi-Bred International, Inc. Savings Plan
(Full title of plan)
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
(Name and address of principal executive office of issuer)

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under the Pioneer Hi-Bred International, Inc. Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Pioneer Hi-Bred International, Inc. Savings Plan Dated: June 28, 2007
BY: /s/ Jeff Austin
Jeff Austin
Vice President & Chief Financial Officer

Pioneer Hi-Bred International, Inc. Savings Plan
*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Pioneer Hi-Bred International, Inc. Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Pioneer Hi-Bred International, Inc. Savings Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/S/ PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
June 25, 2007

Pioneer Hi-Bred International, Inc. Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

Assets:
Investments, at fair value:
Common/collective trust	$36,408,693	$30,051,865
Mutual funds	432,503,082	373,130,717
Company stock fund	7,919,484	7,953,299
Participant loans	4,818,531	4,730,229

Total investments	481,649,790	415,866,110
Receivables:
Employer contribution	192	—

Total receivables	192	—

Total assets	481,649,982	415,866,110

Liabilities:
Excess contributions refundable	—	62,743

Total liabilities	—	62,743

Net assets available for benefits, at fair value	481,649,982	415,803,367
Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts	350,348	396,313

Net assets available for benefits	$482,000,330	$416,199,680

The accompanying notes are an integral part of these financial statements.

Pioneer Hi-Bred International, Inc. Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2006 and 2005

	2006	2005

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$42,985,504	$19,103,548
Interest income	308,521	258,708
Dividend income	11,707,806	6,750,617

Total income	55,001,831	26,112,873

Contributions:
Participant	23,583,069	23,004,526
Employer	9,866,676	6,324,865
Rollover	798,462	915,056

Total contributions	34,248,207	30,244,447

Total additions	89,250,038	56,357,320

Deductions to net assets attributed to:
Benefits paid to participants	23,246,781	17,426,199
Administrative expenses	202,607	166,998

Total deductions	23,449,388	17,593,197

Asset transfers	—	423,893

Net increase	65,800,650	39,188,016
Net assets available for plan benefits:
Beginning of year	416,199,680	377,011,664

End of year	$482,000,330	$416,199,680

The accompanying notes are an integral part of these financial statements.

Pioneer Hi-Bred International, Inc. Savings Plan
Notes to Financial Statements

NOTE 1 — DESCRIPTION OF PLAN
The following description of the Pioneer Hi-Bred International, Inc. Savings Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan is available to all full-time employees and all temporary employees of Pioneer Hi-Bred International, Inc. (the “Company”), a wholly owned subsidiary of E. I. du Pont de Nemours and Company (“DuPont”), who have completed at least 1,000 hours of service during a consecutive twelve-month period.
The Plan is administered by the Company. Vanguard Fiduciary Trust Company (“VFTC”) is the trustee of the assets of the Plan. As trustee, VFTC has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.
Contributions
Participants may contribute 1 percent to 100 percent of their eligible earnings, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 2006, the Company will make a matching contribution of 100 percent of the first 4 percent of each participant’s before-tax contribution. Prior to January 1, 2006, the Company matched 50 percent of the first 6 percent of each participant’s before-tax contribution, up to a maximum of $3,000 in one Plan year. Contributions to the Plan are subject to certain limits imposed by the Internal Revenue Service (“IRS”) and the Plan terms.
Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers nine mutual funds, a common/collective trust fund, the DuPont Company Stock fund, and four predefined investment mixes as investment options for participants. The predefined investment mixes represent an investment in five of the investment options in varying percentages based upon the participant’s desired risk/return strategy. The four predefined investment mixes are: (1) Income, (2) Balanced Growth, (3) Growth, and (4) Aggressive Growth.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Pioneer Hi-Bred International, Inc. Savings Plan
Notes to Financial Statements

Vesting
Upon entering the Plan, participants are fully vested in their contributions plus earnings thereon. Effective January 1, 2005, any participant who completes an hour of service on or after that date will be immediately vested in their Company match. Participants who have not worked an hour of service on or after January 1, 2005 vest in their Company match at a rate of 20 percent per year and are fully vested after five years of service.
Participant Loans
Subject to the Plan’s guidelines, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (less the participant’s highest outstanding loan balance during the previous twelve months) or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5 percent to 9.25 percent, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions. A maximum of one loan per participant may be outstanding at any time and loan maturities cannot exceed five years.
Payment of Benefits
An in-service withdrawal of all or a portion of a participant’s account may be made under certain conditions including election by the participant after attaining age 59 1/2. Withdrawals of employee contributions for undue financial hardship are also permitted. Upon termination or retirement a participant who has attained age 55 may elect to take a partial distribution. Upon termination or retirement, prior to age 55, death or disability, a participant may elect to receive a lump-sum distribution equal to the vested value of the participant’s account.
Forfeited Accounts
Upon the participant’s termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes the required years of service. Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan. Forfeitures were not used to offset Company contributions during the years ended December 31, 2006 and 2005. At December 31, 2006 and 2005, forfeited non-vested accounts totaled $45,585 and $46,584, respectively.
Administrative Expenses
Reasonable expenses of administering the Plan, at the election of the Company, may be paid by the Plan. Any remaining expenses will generally be paid by the Company, but may be paid by the Plan. For the years ended December 31, 2006 and 2005, the Plan paid $202,607 and $166,998, respectively, in administrative expenses of the Plan, including recordkeeping related fees. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments are included in the cost of such securities or investments or deducted from the sales proceeds.

Pioneer Hi-Bred International, Inc. Savings Plan
Notes to Financial Statements

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. This applies even when the contracts are not held directly by the Plan but are underlying assets in Common Collective Trust (“CCT”) investments held by the Plan. However, contract value is the relevant measurement of net assets available for benefits in a defined contribution plan that holds fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the interest in CCT’s relating to fully benefit-responsive investment contracts with an adjustment to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies (“mutual funds”) are valued at the net asset value of shares held by the Plan at year end. Shares of CCT’s are valued at net unit value as determined by the trustee at year end except when holding fully benefit-responsive investment contracts. Participant loans are valued at their outstanding balances, which approximate fair value.
The Plan holds shares of CCT’s that have investments in fully benefit-responsive investment contracts. For purposes of the Statement of Net Assets Available for Benefits, these CCT’s are stated at fair value. As provided in the FSP, an investment contract is generally required to be reported at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of such investment contracts held by the CCT’s are determined using the market price of the underlying securities and the value of the investment contract.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrued basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Payment of Benefits
Benefits are recorded when paid.

Pioneer Hi-Bred International, Inc. Savings Plan
Notes to Financial Statements

NOTE 3 — INVESTMENTS
The following presents investments (at contract value) that represent 5% or more of the Plan’s net assets:

	2006	2005
Vanguard Retirement Savings Trust	$36,759,040	$30,448,178
T. Rowe Price Foreign Equity Fund	55,435,519	49,312,908
T. Rowe Price Small-Cap Stock Fund	67,558,459	58,477,487
Vanguard 500 Index Fund	129,639,380	115,830,968
Vanguard PRIMECAP Fund	39,522,740	34,186,243
Vanguard Total Bond Market Index Fund	66,689,962	58,616,512
Vanguard Windsor II Fund	26,247,749	21,470,600
During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2006	2005
Mutual funds	$41,913,615	$20,192,361
Company stock fund	1,071,889	(1,088,813)

Net appreciation/(depreciation) in fair market value of investments	$42,985,504	$19,103,548

NOTE 4 — ASSET TRANSFER
Net asset transfers to the Plan for the years ended December 31, 2006 and 2005 were $0 and $423,893, respectively, representing assets transferred from the Savings and Investment Plan of E. I. du Pont de Nemours and Company.
NOTE 5 — TAX STATUS
The Internal Revenue Service determined and informed the Company by letter dated April 7, 2003, covering amendments through December 17, 2001, that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(a). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
NOTE 6 — RELATED PARTY TRANSACTIONS
The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for investments as defined by the Plan. DuPont, as the parent of the Company, is a related party to the Plan. The Plan offers the DuPont Company Stock Fund investment option. The Plan purchased $1,546,259 and $2,644,868 of stock during the years ended December 31, 2006 and 2005, respectively. The Plan sold $2,665,758 and $2,543,308 of stock during the years ended December 31, 2006 and 2005, respectively. Transactions in these investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

Pioneer Hi-Bred International, Inc. Savings Plan
Notes to Financial Statements

NOTE 7 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to the Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$482,000,330	$416,199,680
Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts	(350,348)	(396,313)

Net assets available for benefits per the Form 5500	$481,649,982	$415,803,367

The following is a reconciliation of CCT gain per the financial statements for the year ended December 31, 2006 to the Form 5500:

December 31, 2006
Net gain from Common/collective trusts included in the financial statements	$1,417,441
2006 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(350,348)
2005 adjustment from contract value to fair value for fully benefit-responsive investment contracts	396,313

Net gain from Common/collective trusts per the Form 5500	$1,463,406

NOTE 9 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

Pioneer Hi-Bred International, Inc. Savings Plan
Schedule of Assets (Held at End of Year) as of December 31, 2006
Attachment to Form 5500, Schedule H, Part IV, line i

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Investment Type	Cost	Current Value

*	Vanguard Retirement Savings Trust	Common/Collective Trust	**	$36,408,693
	T. Rowe Price Foreign Equity Fund	Registered Investment Company	**	55,435,519
	T. Rowe Price New Horizons Fund	Registered Investment Company	**	12,115,279
	T. Rowe Price Small-Cap Stock Fund	Registered Investment Company	**	67,558,459
*	Vanguard 500 Index Fund	Registered Investment Company	**	129,639,380
*	Vanguard International Growth Fund	Registered Investment Company	**	18,499,078
*	Vanguard PRIMECAP Fund	Registered Investment Company	**	39,522,740
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	**	66,689,962
*	Vanguard Total Stock Market Index Fund	Registered Investment Company	**	16,794,916
*	Vanguard Windsor II Fund	Registered Investment Company	**	26,247,749
*	DuPont Company Stock Fund	Company Stock Fund	**	7,919,484
*	Participant loans	Interest Rate 5%-9.25%
		Maturing from
		January 2007 - December 2010	**	4,818,531

Total assets (held at end of year)			**	$481,649,790

*	Party in interest

**	Cost not required for participant directed investments